March 2, 2020

Pierre Naud
President and Chief Executive Officer
nCino, Inc.
6770 Parker Farm Drive
Wilmington, North Carolina 28405

       Re: nCino, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted February 18, 2020
           CIK No. 0001566895

Dear Mr. Naud :

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to prior comments are to those in our letter dated January 14, 2020.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1. Please revise the prospectus summary to include your response to prior comment 2 and your explanation of the criteria you used in selecting the customers identified in the summary and how those customers are representative of your overall customer base.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
50

2. We note your response to prior comment 5 that the company intends not to disclose ACV-
       based net retention on an ongoing basis after the company's initial public offering. Given your metric appears material to an understanding of the "company's ability to establish
 Pierre Naud
nCino, Inc.
March 2, 2020
Page 2
      and, over time, grow customer relationships," explain why you believe that this metric is not material to investors on an ongoing basis. As part of your response, address whether
      ACV-based net retention rates are used to manage the business as a key performance indicator. Refer to Section II.B.1 of SEC Release 33-8350.
Business
Market Opportunity, page 67

3. Please revise the disclosure in this section to include the material facts in your internal analysis and underlying assumptions that you outline in your response to prior comment
      8.
        You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian,
Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at
(202) 551-3456 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                            Sincerely,
FirstName LastNamePierre Naud
                                                            Division of
Corporation Finance
Comapany NamenCino, Inc.
                                                            Office of
Technology
March 2, 2020 Page 2
cc:       Robert A. Ryan
FirstName LastName